

DIVISION OF
CORPORATION FINANCE

September 10, 2009

Mr. Jacob Roth
Chief Executive Officer
Royal Energy Resources, Inc.
256-260 Broadway, Suite 309
Brooklyn, New York 11211

> **Re:** **Royal Energy Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed November 20, 2008**
> **Response Letter Dated July 31, 2009**
> **File No. 0-52547**

Dear Mr. Roth:

     We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2008

Financial Statements, page 19

Balance Sheets, page 21

1.   We have read your response to prior comment two in which you explain that prepaid drilling costs represent a cash deposit that you have made with an operator to cover your share of drilling and completion costs. Tell us whether these costs are refundable under the terms of your agreement with the operator and submit the agreement for review.

    If you retain rights to have those funds returned to you in advance of drilling, then we have no objection to your transfer of those costs to the full cost pool as drilling occurs, as you relinquish your rights to any refund.

However, if you have no means of recovering the deposit under these circumstances, the expenditure should be regarded as a cost to acquire or maintain your interests and be accounted for under the full cost rules.

2.   We note your position on the costs of oil and gas leases which were excluded from your full cost accounting, stating that you never had any intention of developing these leases and that you view them more as inventory held for sale rather than a part of the oil and gas business that commenced in May 2008. However, we note your disclosure in Note 3, on page 33, stating that you are negotiating with energy companies to develop the potential resources that may be contained in these properties, that you have entered into agreements and then sold, by assignment, the rights, title and interest in certain of these leases and retained an over-riding royalty interest. This disclosure, as it relates to your interest in arranging for development to occur and retaining royalty interests, is consistent with the disclosure on pages 4 and 24 of your prior annual report.

Arranging for the development of the properties and having the intention of obtaining royalty interests in those properties are activities that fall within the definition of oil and gas producing activities set forth in Rule 4-10(a)(1)(B) of Regulation S-X. A royalty interest is an example of a non-operating interest that is covered by the oil and gas accounting rules. For further clarification, please read the guidance in paragraph 10 of SFAS 69, including its cross reference to the description of operating and non-operating interests in oil and gas properties in paragraph 11(a) of SFAS 19.

Given the foregoing, we ask that you revise your financial statements for all periods presented in your annual and subsequent interim reports to include the costs of your investments in oil and gas leases in the full cost pool, and account for the activities associated with the leases in accordance with the Full Cost Method.

3.   On a related point, in your response to prior comment two, you stated that if costs of leases were accounted for as oil and gas property costs, they would be classified as unproved properties and "…not be a part of the Company's full cost pool." This statement is contrary to the guidance in Rule 4-10(c)(2) of Regulation S-X. And while there is a need to distinguish between cost that are subject to amortization and those which are not, all costs capitalized under this guidance are to the full cost pool.

Please read the ceiling test guidance in Rule 4-10(c)(4)(B) and (C) of Regulation S-X, pertaining to costs of unproved properties that are not subject to amortization and costs of unproved properties that are subject to amortization.

We expect you will need to clarify your application of this ceiling test as of each period end and remedy the inconsistent disclosure referenced in prior comment four.

4.   Any sales of your oil and gas leases should be accounted for in accordance with Rule 4-10(c)(6)(i) of Regulation S-X, which generally requires sale proceeds to be offset against capitalized property costs, except where this would significantly alter the relationship between capitalized costs and proved reserves. Please address any material differences between your accounting and that required by the full cost rules, and modify your policy disclosures as they relate to your oil and gas leases accordingly.

5.   Please submit draft amendments of your filings with your next response, having all changes marked and including error correction disclosures in your financial statements covering material revisions, following the guidance in paragraph 26 of SFAS 154, and an explanatory paragraph at the forepart of the amendments, stating the reasons for the amendment and directing readers to those sections where further details are provided. Please direct your auditors to AU §§ 420.12 and 530.07 for guidance on explanatory language that may be appropriate for the audit opinion, and dating of the audit opinion. Please contact us by telephone if you require further clarification or guidance.

Statements of Stockholders' Equity, page 23

6.   We understand from your response to prior comment three that you will revise the disclosures in your filing, including those on pages 5, 16, and 26, to include the clarifying language about the period of your inactivity and commencement of the development stage, as described in your response.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief